Exhibit 2.3

August 25, 2015

Vedanta Limited

DLF Atria, Phase 2, Jacaranda Marg,

DLF City, Gurgaon-122002, Haryana, India

Attention: Rashmi Mohanty, Head Group Treasury

Dear Rashmi,

Reference is made to the Letter Agreement dated January 10, 2007, as amended by the letters dated January 30, 2013, December 10, 2010 and March 24, 2010 (collectively, the “Letter Agreement”) between Vedanta Limited (“Vedanta”), (successor in interest to Sterlite Industries (India) Limited), and Citibank, N.A. (“Citibank”) relating to the continued appointment of Citibank as the exclusive Depositary for its American Depositary Receipts (“ADR”) Program (“ADR Program”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Letter Agreement.

In consideration of Citibank’s continuing to act as exclusive Depositary for the ADR Program, Citibank and Vedanta hereby agree to amend the Letter Agreement as follows:

1)	The 1st paragraph of the Term section shall be replaced in its entirety as follows: “The new Term shall be amended and extended for another three (3) years through August 31, 2018. Notwithstanding anything to the contrary in the Deposit Agreement, Vedanta’s appointment of Citibank as Depositary for the ADR Program shall be for the entire Term, and Vedanta may not terminate the ADR Program, or remove Citibank as Depositary unless (i) Citibank has acted with gross negligence or willful misconduct in the performance of its obligations under the Deposit Agreement, in each case prior to the end of the Term, or (ii) there is a material and uncured service issue in Citibank’s performance of its core depositary processing functions for the ADR Program that is not otherwise a material breach of the Deposit Agreement, in which case Vedanta will give written notification of such material service issue to Citibank and allow Citibank a period of at least ninety (90) days to cure such material and uncured service issue to Vedanta’s reasonable satisfaction prior to any such removal.”

Vedanta Limited – Side Letter August 25, 2015 – Citibank- Confidential	Page 1

2)	The 2nd paragraph of the Term section shall be replaced in its entirety as follows: “Citibank will be deemed to have received notice from Vedanta that it intends to remove Citibank as Depositary (other than as permitted by this Letter Agreement) or otherwise terminate the Vedanta Program or other depositary receipt program (as applicable) if Citibank receives a notice from Vedanta in written form, sent by physical delivery, facsimile or email specifically stating that Vedanta intends to remove Citibank as Depositary for, or terminate, the Vedanta Program or other depositary receipt program (as the case may be). If at any time during the Term, Citibank believes that an announcement or notice of a corporate action (including, without limitation, a merger or de-merger) made by Vedanta constitutes a constructive removal of Citibank as Depositary or a constructive termination of the Vedanta Program or other depositary receipt program (as applicable), Citibank shall, within 7 days of such notice or announcement send a notice to Vedanta that Citibank intends to treat the notice or announcement as a constructive removal of Citibank as Depositary or constructive termination of the Vedanta Program or other depositary receipt program, and that Citibank intends to terminate making On-Going Contributions to Vedanta from such date (the “Constructive Removal/Termination Notice Date”). The 90 day notice of removal of Depositary pursuant to Section 5.4 of the Deposit Agreement will commence on the Constructive Removal/Termination Notice Date. Vedanta shall be entitled to request Contributions in respect of ADR Fees collected by Citibank prior to the Constructive Removal/Termination Notice Date. Citibank’s obligation to make any further Contributions or continue to waive or absorb any further Program Administration Expenses will terminate immediately on the Constructive Removal/Termination Notice Date.”

3)	The Financial Terms section shall be amended by amending the On-Going Contribution amount to 85% of ADR Fees, less any applicable US withholding tax in each Program Year, subject to continued satisfaction of the Additional Conditions. Citibank will make available any On-Going Contribution within sixty (60) days following a request by Vedanta.

4)	For purposes of the Letter Agreement, “Program Year” shall mean the period of twelve (12) calendar months commencing September 1, 2015, and each immediately succeeding twelve (12) calendar month period thereafter.

5)	Citibank is required to obtain, verify and record information that identifies each entity that enters into a formal business relationship with Citibank. As a result, Citibank will ask for Vedanta’s complete name, street address, and taxpayer or other identification number, if applicable. Citibank may also request additional information such as corporate formation documents, or other forms of identification, to verify information provided.

Vedanta Limited – Side Letter August 25, 2015 – Citibank- Confidential	Page 2

This letter shall be governed by and construed in accordance with the internal laws of the State of New York. The amendments set forth in this letter shall become effective upon signing (the “Effective Date).

Except as otherwise modified herein, all other terms and conditions of the Letter Agreement shall remain unchanged and in full force and effect. Future references to the Letter Agreement shall be deemed to mean the Letter Agreement as modified by this letter.

If you are in agreement with the foregoing, please sign and return the enclosed duplicate copy of this letter to Ana-Maria Carasso by August 30, 2015.

Yours faithfully,
Citibank, N.A.

Emi Mak
Director
Depositary Receipt Services

ACCEPTED AND AGREED:
Vedanta Limited

By:
Name:	Tarun Jain
Title:
Date:

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